QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

Q1 — 2004

Management's Discussion and Analysis
of Financial Condition and Results of Operations

For the Three Months Ended
March 31, 2004 and March 31, 2003
(Unaudited)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial position and results of operations is prepared at June 1, 2004, and should be read in conjunction with the accompanying unaudited financial statements and the notes therein.

        During 2003, the Company changed its year-end from March 31 to December 31. Accordingly, this report covers the three-month period from January 1, 2004 through March 31, 2004, representing the first quarter of the current fiscal year from January 1, 2004 through December 31, 2004, referred to as Calendar 2004. The nine-month period from April 1, 2003 through December 31, 2003 is referred to as Fiscal 2004. The year ended March 31, 2003 is referred to as Fiscal 2003. The year ended March 31, 2002 is referred to as Fiscal 2002. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the quarter ended March 31, 2004 with the quarter ended March 31, 2003.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview

        The Company's principal business activities are carried out through three operating divisions: Broadcasting, Motion Picture Distribution and Entertainment. Over the past few years, the Company has been transforming itself into a broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and related sales.

        Broadcasting includes the results from the Company's controlling ownership interest in twelve Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel and IFC — The Independent Film Channel Canada. Each of our channels carries a strategic brand, has access to a supply of high quality content and aligns with one of our three core genres: lifestyle, drama and factual programming. The Company also has a 50% interest in two established Canadian French-language specialty channels and a minority interest in three other channels — one analog and two digital.

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2003. Our channels' total regulated revenue as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC") grew by 25.3% during the broadcast year ended August 31, 2003, compared to an overall industry growth of 10.4%. The Company holds an 8.9% market share of total regulated revenue in the specialty and pay TV sector. Advertising revenues and subscriber revenues were up 42.6% and 14.6% respectively in the broadcast year ended August 31, 2003.

        The Company expects its seven established analog channels to continue to demonstrate strong growth in advertising sales.    Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's seven digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

        The Company continues to hold licences for a number of unlaunched digital specialty television channels, and regularly assesses the marketplace and the competitive landscape in order to determine if and when it is appropriate to launch a new digital specialty television channel. Given the strong performance of the Company's existing well-branded digital specialty television channels, the Company is considering the launch of at least one new digital specialty television channel within the next two years. The Company is also considering the potential for expansion into international territories of selected digital channels and is exploring further possible partnership opportunities with the BBC and its BBC Kids brand internationally.

        Motion Picture Distribution is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts, with a growing presence in motion picture distribution in the United Kingdom through Momentum Pictures. For the three months ended March 31, 2004, approximately 80.8% of Motion Picture Distribution's revenue was from Canadian operations ("Domestic Distribution") with the remaining 19.2% from operations in the United Kingdom ("Momentum Pictures"). Domestic Distribution obtains distribution rights for motion pictures primarily through its longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, a unit of Universal Studios, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        Motion Picture Distribution's business is driven by commercial acceptance of the films distributed. Commercial acceptance is generally measured by theatrical box office. The level of box office for a film will determine the level of theatrical, videocassette and digital video disk ("video/DVD") and television revenue a film will ultimately earn.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund ("the Fund") on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in our motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Motion Picture Distribution LP ("Distribution LP") in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions. The Company continues to consolidate the operations of Distribution LP into the Alliance Atlantis results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Even though a $75.0 million term loan that has been secured by Distribution LP is non-recourse to Alliance Atlantis, it is included in Alliance Atlantis' reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        Consistent with other income trusts, Movie Distribution Income Funds' fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, the Company has now adopted a year-end of December 31.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

        Distribution LP's focus for future growth is Continental Europe, through start-ups and acquisitions, using Momentum Pictures as a foundation. Distribution LP's strategy is to diversify the revenue stream and to reduce the relative weighting of the Canadian operations. It also continues its aggressive pursuit of potential ways to maximize the value of its motion picture library, which consists of approximately 6,000 titles, through the availability of and customer uptake in new technologies such as video on demand.

        Subsequent to the quarter end, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74.0 million (45.0 million euros). The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, a private placement of units of the Fund ("Units") and cash on hand. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary limited partnership units ("Ordinary LP Units") of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of approximately $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films. Since the acquisition of Aurum has just been completed, it is not practical for the Company to disclose a condensed balance sheet at the acquisition date and as a result purchase price allocation has not been completed. Therefore, no determination has been made of goodwill or other intangible assets if any (see note 18 to the Company's consolidated financial statements).

        Entertainment acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces several in-house productions that align with the content needs of Broadcasting.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company has traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the three month period ended March 31, 2004, the Company reduced prime-time drama production to just 24.5 hours, 65% of which were part of the CSI franchise. Decline in revenues in Entertainment is consistent with this strategy.

        As discussed in note 9 to the Company's consolidated financial statements, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of our Entertainment operations and took decisive action in December 2003 to restructure the Entertainment division. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step has enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The total impact of the restructuring on the Company's pre-tax earnings for the nine-month period ended December 31, 2003 was $223.7 million. The Company expects to incur a total of $5.0 million of additional pre-tax charges related to the restructuring in the current fiscal year.

        As part of Entertainment's restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities. Accordingly, the previously reported results of operations and financial position for these businesses have been reported as discontinued operations (see note 13 to the Company's consolidated financial statements).

        As part of Entertainment's review at December 31, 2003, the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position for the Company were changed for fiscal 2003 and the year ended March 31, 2002 ("fiscal 2002") (see note 9 to the Company's consolidated financial statements).

        Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited and highly selective involvement in the creation of content. Entertainment will now focus on three key areas — the CSI franchise and the children's and factual genres. In the factual and children's genres, the Company seeks to create or acquire profitable international rights to selected programs. Decisions on factual programming will be driven primarily by the content needs of Broadcasting, while decisions on children's programming will be driven by market demand as well as merchandising and licensing opportunities. The Company continues to sell titles from its catalogue, which contains 800 titles and 5,400 hours, including CSI, from its international television distribution operation.

        Entertainment also includes results from the CSI franchise, which the Company co-owns, co-produces, and distributes outside of the United States.

        The growth in Entertainment is expected to predominantly relate to the CSI franchise. The Company and CBS Productions recently aired a pilot episode of a spin-off to the CSI franchise, CSI: NY. CBS network announced it would begin airing CSI: NY during the 2004/2005 broadcast season. Currently, the Company has licensed international broadcast rights, outside of the United States, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations.

        Other    As discussed in the Company's fiscal 2004 annual report, the Company consolidated its head office facilities into one location in Toronto by closing one of its locations, resulting in a lease abandonment charge of $8.3 million. This was recorded in the Company's operating expenses in fiscal 2004. In conjunction with consolidating its offices, the Company extended the lease and increased the space at its current location and received a rent inducement from the landlord totaling $7.6 million. This inducement is being recognized into income over the remaining lease term.

        Indebtedness    The Company continues to keenly focus on generating free cash flow and making significant and increasing progress in our primary financial objective of reducing our indebtedness. In Calendar 2004, the Company expects to refinance our existing 13% $US300 million senior subordinated notes. The notes are redeemable at the option of the Company in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

        Revenues    The Company and its consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

        Broadcast revenue is earned from fees paid to the Company by cable, Direct To Home ("DTH") satellite and other broadband systems operators based on fees paid to them by subscribers to the Company's specialty cable television channels, as well as directly from advertisers who purchase advertising on the Company's specialty television channels. Additionally, other Broadcast revenues are generated from the rental of facilities, and licence fees earned on the distribution of certain programming.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through our chain of cinemas.

        The Company derives motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by the Company in their theatres for a percentage of box office revenue.

        Entertainment generates revenue from the production and distribution of television programming and feature films, domestically and internationally. The Company generates revenue by licencing both internally produced television programming and feature films as well as acquired content to Canadian, American and international broadcasters, home video distributors, and sub-distributors. Government assistance with respect to production activity is received in the form of government grants and tax credits. There are several sources of funds available for the financing of our production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended March 31, 2004 and 2003 (in millions of Canadian dollars except for per share amounts):

	(unaudited)				(unaudited)
	Quarter Ended				Quarter Ended
	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002
			(revised)	(revised)	(revised)	(revised)	(revised)	(revised)
Revenue	211.6	267.8	212.7	159.7	225.8	250.2	237.5	158.5
Direct profit (loss)(1)	66.0	(113.5)	61.4	36.0	62.7	66.0	61.3	54.3
Earnings (loss) before undernoted (EBITDA)(1)	33.1	(166.9)	20.6	5.5	26.8	31.3	35.6	29.1
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	4.2	(244.6)	(9.8)	(22.1)	(18.0)	4.1	1.4	(3.0)
Net earnings (loss) before discontinued operations(2)	(1.2)	(136.6)	(10.2)	(7.1)	(11.9)	(25.9)	(11.3)	8.7
Net earnings (loss)(2)	(2.0)	(151.7)	(10.8)	(7.1)	(12.5)	(26.0)	(11.0)	8.2
Earnings (loss) per Common Share before discontinued operations
Basic	$(0.03)	$(3.19)	$(0.24)	$(0.17)	$(0.28)	$(0.61)	$(0.26)	$0.20
Diluted	$(0.03)	$(3.19)	$(0.24)	$(0.17)	$(0.28)	$(0.61)	$(0.26)	$0.20
Earnings (loss) per Common Share
Basic	$(0.05)	$(3.54)	$(0.25)	$(0.17)	$(0.29)	$(0.61)	$(0.26)	$0.19
Diluted	$(0.05)	$(3.54)	$(0.25)	$(0.17)	$(0.29)	$(0.61)	$(0.26)	$0.19

(1)
Earnings (loss) before undernoted (EBITDA) is defined as earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 14 to the Company's consolidated financial statements. Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)) is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, income taxes and discontinued operations, net of tax. These measures are not recognized under Canadian or United States generally accepted accounting principles ("GAAP"). EBITDA, direct profit (loss) and operating earnings (loss) are measures used by the Company to measure its operating performance. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations. EBITDA, direct profit (loss) and operating earnings (loss) and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles. See reconciliation of non-GAAP measures on page 10.

(2)
During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position of the Company were changed for fiscal 2003 and the year ended March 31, 2002 ("fiscal 2002"). A portion of the charges identified for net underaccruals of distribution and participation liabilities and a portion of the errors in the elimination of certain intercompany transactions related to the quarters ending June 30, 2003 and September 30, 2003. The preceding table reflects the revised results of operations for the quarters ended June 30, 2003 and September 30, 2003, fiscal 2003 and fiscal 2002.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter. Advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

        For further discussion of significant variations in the results of prior quarters, refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Results of Operations

        On January 1, 2004, the Company's digital specialty television channels were transferred to Operating Channels from their previous Developing Channels status. The prior year's results presented in the table below continue to reflect their Developing Channels status at that time.

        The following table presents a consolidated summary of the Company's operations for the three months ended March 31, 2004 and 2003 (in millions of Canadian dollars):

	March 2004	%(1)	March 2003	%(1)	%Increase (decrease) 2004 over 2003
			(revised)
Revenue
Broadcasting — Operating Channels	55.9	26.4	43.8	19.4	27.6
Motion Picture Distribution	95.4	45.1	85.1	37.7	12.1
Entertainment	59.9	28.3	90.9	40.2	(34.1)
Other	0.4	0.2	0.4	0.2	—

	211.6	100.0	220.2	97.5	(3.9)
Broadcasting — Developing Channels	—	—	5.6	2.5	(100.0)

	211.6	100.0	225.8	100.0	(6.3)

Direct operating expenses
Broadcasting — Operating Channels	24.0	42.9	17.7	40.4	35.6
Motion Picture Distribution	73.9	77.5	71.5	84.0	3.4
Entertainment	47.6	79.5	71.0	78.1	(33.0)
Other	0.1	25.0	—	—	—

	145.6	68.8	160.2	72.8	(9.1)
Broadcasting — Developing Channels	—	—	2.9	51.8	(100.0)

	145.6	68.8	163.1	72.2	(10.7)

Direct profit (loss)(2)
Broadcasting — Operating Channels	31.9	57.1	26.1	59.6	22.2
Motion Picture Distribution	21.5	22.5	13.6	16.0	58.1
Entertainment	12.3	20.5	19.9	21.9	(38.2)
Other	0.3	75.0	0.4	100.0	(25.0)

	66.0	31.2	60.0	27.2	10.0
Broadcasting — Developing Channels	—	—	2.7	48.2	(100.0)

	66.0	31.2	62.7	27.8	5.3

Operating Expenses	32.9	15.5	35.9	15.9	(8.4)

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting — Operating Channels	17.5	31.3	15.0	34.2	16.7
Motion Picture Distribution	16.3	17.1	8.5	10.0	91.8
Entertainment	6.9	11.5	12.6	13.9	(45.2)
Other	(7.6)	(1,900.0)	(5.9)	(1,475.0)	(28.8)

	33.1	15.6	30.2	13.7	9.6
Broadcasting — Developing Channels	—	—	(3.4)	(60.7)	100.0

	33.1	15.6	26.8	11.9	23.5

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	4.2	2.0	(18.0)	(8.0)	123.3

Net operating earnings (loss)(2)	0.6	0.3	(19.2)	(8.5)	103.1

Net earnings (loss)	(2.0)	(0.9)	(12.5)	(5.5)	84.0

Adjusted EBITDA(2)	33.6	15.9	26.8	11.9	25.4

Adjusted operating earnings (loss)(2)	6.4	3.0	(18.0)	(8.0)	135.6

Adjusted net operating earnings (loss)(2)	2.0	0.9	(19.2)	(8.5)	110.4

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings and percentage of total revenue for direct operating expenses, direct profit and EBITDA.

(2)
The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These financial measures are not recognized under Canadian or United States GAAP. These non-GAAP financial measures are provided to enhance the user's and investor's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 14 to the Company's consolidated financial statements. Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. See reconciliation of non-GAAP measures on page 10.

  Additionally, earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment. Management does not expect to undertake restructuring activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

  While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited consolidated financial statements. In addition, our calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the three months ended March 31, 2004 and 2003 (in millions of Canadian dollars):

		2004	2003
			(revised)
Net earnings (loss) for the year, as reported under Canadian GAAP		(2.0)	(12.5)
Add:	Discontinued operations, net of tax	0.8	0.6
	Provision for (recovery of) income taxes	3.1	8.7
	Foreign exchange (gains) losses	2.6	(26.9)
	Investment losses (gains), net	(0.3)	12.1

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))		4.2	(18.0)
Add:	Minority interest	7.8	1.5
	Equity losses in affiliates	—	(0.2)
	Interest, including amortization of interest previously capitalized	14.6	25.6
	Unusual items	—	3.9
	Amortization, including development costs charges	6.5	14.0

Earnings before undernoted (EBITDA) (including Developing Channels EBITDA losses)		33.1	26.8
Less:	Broadcast — Developing Channels EBITDA losses	—	(3.4)

EBITDA (excluding Developing Channels EBITDA losses)		33.1	30.2

EBITDA (Including Developing Channels EBITDA losses)		33.1	26.8
Add:	Operating expenses	32.9	35.9

Direct profit (loss) (including Developing Channels Direct profit)		66.0	62.7
Less:	Broadcast — Developing Channels Direct profit	—	2.7

Direct profit (loss) (excluding Developing Channels Direct profit)		66.0	60.0

Operating earnings (loss)		4.2	(18.0)
Less:	Provision for income taxes on operating earnings (loss)	3.6	1.2

Net operating earnings (loss)		0.6	(19.2)

Operating earnings (loss)		4.2	(18.0)
Add:	Restructuring items in amortization, including development costs charges	1.7	—
	Restructuring items included in operating expenses	0.5	—

Adjusted operating earnings (loss)		6.4	(18.0)

Adjusted operating earnings (loss)		6.4	(18.0)
Less:	Provision for income taxes on adjusted operating earnings (loss)	4.4	1.2

Adjusted net operating earnings (loss)		2.0	(19.2)

EBITDA (including Developing Channels EBITDA losses)		33.1	26.8
Add:	Restructuring items included in operating expenses	0.5	—

Adjusted EBITDA (including Developing Channels EBITDA losses)		33.6	26.8

        The following table presents a reconciliation of diluted net earnings (loss) per share, as reported under Canadian GAAP, to net earnings (loss) from operations before undernoted per share, net of applicable taxes (net operating earnings (loss) per share) and to adjusted net operating earnings (loss) per share for the three months ended March 31, 2004 and 2003:

	2004	2003
		(revised)
Net earnings (loss) per share, as reported under Canadian GAAP	(0.05)	(0.29)
Discontinued operations, net of income taxes of nil (March 31, 2003 — nil)	0.02	0.01
Net earnings (loss) per share before discontinued operations, as reported under Canadian GAAP	(0.03)	(0.28)
Foreign exchange (gains) losses, net of income taxes of $0.5 million (March 31, 2003 — $6.3 million)	0.05	(0.46)
Investment losses (gains), net of income taxes of nil (March 31, 2003 — $0.3 million)	(0.01)	0.29

Net operating earnings (loss) per share	0.01	(0.45)

Net operating earnings (loss) per share	0.01	(0.45)
Restructuring items in amortization, including development costs charges, net of income taxes of $0.6 million (March 31, 2003 — nil)	0.03	—
Restructuring items included in operating expenses, net of income taxes of $0.2 million (March 31, 2003 — nil)	0.01	—

Adjusted net operating earnings (loss) per share	0.05	(0.45)

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months ended March 31, 2004 and 2003 (in millions of Canadian dollars):

	2004	2003
		(revised)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	9.8	43.1
Less: Net changes in other non-cash balances related to operations	8.2	71.5
Add: Investment in property and equipment	(0.9)	(1.1)

Operating cash flow(1)	0.7	(29.5)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	9.8	43.1
Add: Cash and cash equivalents used in investing activities	(0.5)	1.6

Free cash flow(1)	9.3	44.7

(1)
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. These measures are not recognized under Canadian or United States GAAP. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

THREE-MONTH PERIOD ENDED MARCH 31, 2004 COMPARED TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2003

        Management focuses on and measures the results of its operations based on direct profit (loss) and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 14 to the Company's unaudited consolidated financial statements).

        Revenue    Revenue was $211.6 million for the quarter ended March 31, 2004 compared with $225.8 million in the prior year's quarter representing a decrease of $14.2 million, or 6.3%. The decrease in revenue is the net result of an increase in both Broadcasting and Motion Picture Distribution revenues, more than offset by a decrease in revenue in Entertainment, the result of the Company's longstanding strategy to reduce our prime-time drama production. Revenue from Other remained consistent with the prior year's quarter at $0.4 million.

        For comparative purposes, the following table outlines further information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (loss). This chart has been prepared on a "same-store" basis despite the change in status of the Company's digital specialty television channels on January 1, 2004, from Developing Channels status to Operating Channels status.

	Three months ended March 31,
Broadcasting Revenue	2004	2003
	(in millions of Canadian dollars)
	(unaudited)	(unaudited)
Analog channels
Subscriber	21.0	19.9
Advertising and other	28.2	23.9

	49.2	43.8

Digital channels *
Subscriber	5.6	4.7
Advertising and other	1.1	0.9

	6.7	5.6

Total Broadcasting	55.9	49.4

*
The following digital specialty television channels: Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Canada and IFC — The Independent Film Channel Canada moved to Operating Channels status from Developing Channels status effective January 1, 2004. This table is included to provide "same-store" comparative information.

        For the quarter ended March 31, 2004, the analog channels recorded a 12.3% growth in revenue from $43.8 million to $49.2 million. This increase was primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels at the expense of conventional broadcast channels. While the analog channels' subscriber revenues saw increases of 5.5% over the equivalent period in the prior year, advertising and other revenues increased by 18.0% in the current quarter. Analog channels' advertising revenue, on its own, increased 23.4% for the quarter ended March 31, 2004 compared to the equivalent period in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television and HGTV Canada.

        The digital specialty television channels' revenue was $6.7 million for the quarter ended March 31, 2004 compared to $5.6 million for the quarter ended March 31, 2003, representing a 19.6% growth in revenue. This favourable variance is a result of an increase in the number of subscribers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As detailed in statistics provided by Nielsen Media Research for the period from January 5, 2004 to April 4, 2004, three of the Company's seven digital channels were ranked among the top 10 digital specialty television channels for viewers aged 25 to 54. In particular, Showcase Action was ranked number one and Showcase Diva was ranked number three.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 6.7% to 34.2 million subscribers at March 31, 2004 compared to March 31, 2003.

        The Company's analog channels advertising revenue growth was driven mostly by rate growth, with modest growth in the inventory sell out rate. The Company's digital specialty television channels advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers.

        Motion Picture Distribution revenue was $95.4 million in the quarter compared to $85.1 million in the prior year's quarter, representing an increase of $10.3 million, or 12.1%. The increase in revenue is the result of an increase in revenue from both Domestic Distribution and Momentum Pictures, offset by a decrease in revenue in Cinemas.

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of loss (in millions of Canadian dollars).

	Theatrical	Video/DVD	Television	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three months ended March 31, 2004
Domestic Distribution	24.9	36.3	12.6	73.8
Momentum Pictures	8.3	8.6	1.4	18.3
Cinemas	3.3	—	—	3.3

Three months ended March 31, 2003
Domestic Distribution	28.0	21.1	16.3	65.4
Momentum Pictures	2.1	12.9	0.9	15.9
Cinemas	3.8	—	—	3.8

        Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

        Domestic Distribution's revenue was $73.8 million for the quarter ended March 31, 2004 compared to $65.4 million in the prior year's quarter. Theatrical revenue decreased $3.1 million to $24.9 million as the prior year period benefited from The Lord of The Rings: The Two Towers, Chicago, About Schmidt, and Gangs of New York. Top theatrical titles in the current period were The Lord of the Rings: The Return of the King, Cold Mountain and Butterfly Effect. Video/DVD revenue increased $15.2 million to $36.3 million as several successful pictures were released in the quarter including Spy Kids 3D: Game Over, Freddy vs Jason, Lost In Translation and 21 Grams. Television revenue decreased $3.7 million to $12.6 million. This decrease is due to the prior period benefiting from the sale of multiple seasons of several television series. Sales of television series tend to be for higher amounts based on the number of hours being sold, but occur less frequently due the availability of broadcast windows. Momentum Pictures' revenue was $18.3 million in the quarter ended March 31, 2004 compared to $15.9 million in the prior year's quarter. This increase was due to an increase in theatrical and television revenue offset by a decrease in video/DVD revenue. Theatrical revenue benefited from the successful release of Lost In Translation, which has become Momentum Pictures' highest grossing film at the box office. Video/DVD revenue decreased $4.3 million to $8.6 million. The prior year benefited from strong sales from My Little Eye, 51st State and Van Wilder. The current period top title, Confidence, was released relatively late in the period, with some revenue being generated in the subsequent quarter. Cinemas' revenue was $3.3 million in the quarter ended March 31, 2004 compared to $3.8 million in the prior year's quarter. The decrease is the result of lower attendance.

        Revenue from Momentum Pictures accounted for 19.2% of Motion Picture Distribution's revenue for the quarter ended March 31, 2004 compared to 18.7% in the prior year's quarter. Momentum Pictures accounted for $2.3 million of the Motion Picture Distribution's EBITDA compared to ($0.2) million in the same period in the prior year.

        Domestic Distribution released 12 titles theatrically in the quarter ended March 31, 2004 compared to 13 in the prior year's quarter. Additionally, 41 videos and 41 DVDs were released in the quarter ended March 31, 2004, compared to 55 videos and 84 DVDs released in the prior year's quarter. Momentum Pictures released 5 titles theatrically in the quarter ended March 31, 2004 compared to 4 in the prior year's quarter. Additionally, 6 videos and 8 DVDs were released in the quarter ended March 31, 2004, compared to 8 videos and 8 DVDs released in the prior year's quarter. Although the number of releases in any particular period may impact the level of revenues earned by Motion Picture Distribution within a period, the revenues and corresponding direct margins can be impacted by the theatrical and subsequent home video performance of particular releases within specific periods.

        Entertainment's revenue was $59.9 million for the quarter ended March 31, 2004 compared to $90.9 million in the prior year's quarter, representing a decrease of $31.0 million or 34.1%. The decrease in revenue results from a variety of factors including the delivery of fewer television series, motion pictures and factual programming in the quarter ended March 31, 2004 compared to the prior year's quarter. Also contributing to this decrease is the adoption of a change in accounting policy with respect to government financing and assistance, which was applied prospectively commencing January 1, 2004. The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact of this change in accounting policy was a reduction in revenue of $7.0 million. (See note 15 of the Company's consolidated financial statements).

        Revenue from the CSI franchise accounted for 62.6% of Entertainment's revenue for the quarter ended March 31, 2004 compared to 58.0% for the prior year's quarter. The CSI franchise accounted for $10.1 million of Entertainment's direct profit in the quarter ended March 31, 2004 compared to $21.1 million in the same period in the prior year. This decline is partially due to the timing of international sales compared to the required timing of expensing related P&A costs.

        The following table shows the Company's Entertainment production deliveries for the three months ended March 31, 2004 and 2003.

Production Deliveries

	2004	2003
	(unaudited)	(unaudited)
Motion Pictures (number of films)	1.0	—

Television hours:
CSI Vegas/Miami	16.0	15.5
Series	8.5	11.5
Movies	—	0.5
Kids	8.5	—

	33.0	27.5

Factual	11.0	30.5

        Other revenue, which includes revenue from various corporate investments, was $0.4 million for the quarter ended March 31, 2004 compared to $0.4 million in the prior year's quarter.

        Direct Profit    Direct profit is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of Entertainment and Motion Picture Distribution, these costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct profit was $66.0 million for the quarter ended March 31, 2004 compared to $62.7 million in the prior year's quarter, representing an increase of $3.3 million, or 5.3%. The increase is the net result of an increase in both Broadcasting and Motion Picture Distribution direct profits, offset by decreases in Entertainment and Other.

        Direct margin increased to 31.2% in the quarter ended March 31, 2004 compared to a margin of 27.8% in the quarter ended March 31, 2003. This increase of three percentage points is the net result of an increase in Motion Picture Distribution direct margin, offset by decreases in Broadcasting, Entertainment and Other direct margins.

        On a "same store" basis, after taking into account the transfer of the Company's digital specialty television channels from Developing Channels to Operating Channels status in the current quarter, the Operating Channels direct profit increased from $28.8 million for the quarter ended March 31, 2003 to $31.9 million. This is due to an increase in the direct profit realized by the Company's analog channels of $3.3 million to $29.4 million for the quarter ended March 31, 2004 as a result of an increase in advertising revenues explained above. The direct profit of the Company's digital specialty television channels decreased slightly from the comparable quarter in the prior year by $0.2 million to $2.5 million in the quarter ended March 31, 2004.

        On a "same store" basis, after taking into account the transfer of the Company's digital specialty television channels from Developing Channels to Operating Channels status in the current quarter, the Operating Channels direct margin decreased from 58.3% in the quarter ended March 31, 2003 to 57.1% in the quarter ended March 31, 2004.

        Motion Picture Distribution direct margin increased to 22.5% for the quarter ended March 31, 2004 compared to 16.0% for the quarter ended March 31, 2003. This increase is due to the increases in both Domestic Distribution and Momentum Picture's direct margins, which increased to 23.8% and 19.7% respectively, in the three-month period ended March 31, 2004 compared to 17.3% and 10.1% respectively, in the three-month period ended March 31, 2003.

        Domestic Distribution's margin improved due to the fact that in the three month period ended March 2003 several non-performing titles were written down to their fair value, which depressed the margin in that period. Momentum Picture's direct margin decreased due to the less than expected theatrical performance of the People I Know, which necessitated a write-down of the title to its fair value.

        Entertainment direct profit for the quarter ended March 31, 2004 includes $10.1 million of margin from the CSI franchise, compared to $21.1 million in the prior year's quarter. Entertainment direct margin for the quarter ended March 31, 2004 includes a 26.9% margin on CSI revenues compared to 40.0% margin on CSI revenues in the prior year's quarter. This decline is partially due to the timing of international sales compared to the required timing of expensing related P&A costs.

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product and include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses were $32.9 million for the quarter ended March 31, 2004 compared to $35.9 million for the quarter ended March 31, 2003, representing a decrease of $3.0 million or 8.4%. The decrease in operating expenses is comprised of the following decreases: $2.8 million in Broadcasting, $1.9 million in Entertainment. These decreases were offset by increases of $0.1 million in Motion Picture Distribution and $1.6 million in Other.

        On a "same-store" basis, after taking into account the transfer of the Company's digital specialty television channels from Developing Channels to Operating Channels status in the current quarter, the decrease in Broadcasting — Operating Channels is due to a decrease in advertising and promotion expenses as well as a reduction in rent expense as a result of a reallocation of space. The decrease in Entertainment operating expenses is primarily due to the restructuring of the division, including reductions in staff and production activities. The increase in Other expenses is attributable to an increase in non-cash stock-based compensation offset by reduced occupancy costs as a result of the Company consolidating its head office facilities during fiscal 2004.

        Earnings before undernoted (EBITDA)    For the quarter ended March 31, 2004, EBITDA was $33.1 million compared to $26.8 million for the quarter ended March 31, 2003, representing an increase of $6.3 million, or 23.5%. This increase is the net result of increases of $5.9 million in Broadcasting and $7.8 million in Motion Picture Distribution offset by decreases of $1.7 million in Other and $5.7 million in Entertainment.

        As a percentage of revenue, EBITDA margin increased to 15.6% compared to 11.9% for the quarter ended March 31, 2003.

        On a "same-store" basis, after taking into account the transfer of the Company's digital specialty television channels from Developing Channels to Operating Channels status in the current quarter, Broadcasting — Operating Channels' EBITDA increased by 50.9% over the comparable period in the prior year, with EBITDA of $17.5 million; Motion Picture Distribution's EBITDA increased by 91.8% to $16.3 million; Entertainment's EBITDA was $6.9 million compared to $12.6 million for the quarter ended March 31, 2003; and Other's losses increased by 28.8% to $7.6 million, up from $5.9 million in the prior year's comparable quarter.

        Adjusted EBITDA    As previously defined on page 9, adjusted EBITDA for the quarter ended March 31, 2004 was $33.6 million compared to $26.8 million for the quarter ended March 31, 2003, representing an increase of $6.8 million.

        As a percentage of revenue adjusted EBITDA margins increased to 15.9% compared to 11.9% for the quarter ended March 31, 2003. Adjusted EBITDA excludes $0.5 million of charges included in operating expenses related to the Entertainment restructuring (see note 9 to the Company's consolidated financial statements).

        Amortization    Amortization was $6.5 million for the quarter ended March 31, 2004 compared to $14.0 million for the quarter ended March 31, 2003. Amortization includes development costs charges, and amortization of property and equipment and other assets. This decrease is primarily due to a decrease in development costs remaining as a result of the significant impairment recognized on certain development costs resulting from the Company's review of its Entertainment operations during the nine-month period ended December 31, 2003 as described in note 9 of the Company's consolidated financial statements.

        Interest    Interest expense decreased $11.0 million to $14.6 million for the quarter ended March 31, 2004 compared to $25.6 million for the quarter ended March 31, 2003.

        The decrease in interest expense is comprised of a $8.8 million decrease in cash interest expenses and a $2.2 million decrease in non-cash interest charges. These non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities, plus a decrease in amortized interest due to a change in accounting policy with respect to the amortization of interest previously capitalized, which was applied prospectively commencing January 1, 2004. The amortization has now been recorded as direct operating expense rather than as interest expense. (See note 15 of the Company's consolidated financial statements). As a result of this change in accounting policy, the Company included $0.6 million in connection with the amortization of capitalized interest in direct operating expenses during the current quarter.

        For the quarter ended March 31, 2004, interest expense is net of amounts capitalized to investment in film and television programs of $1.3 million compared to $2.1 million in the prior year's quarter. Interest expense for the quarter ended March 31, 2004 does not include amortization of interest previously capitalized to investment in film and television programs due to a change in accounting policy described above. However, $2.8 million was included in interest expense in the prior year's quarter for amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

        Deferred financing cost amortization totals $1.2 million for the quarter ended March 31, 2004 compared to $1.4 million in the prior year's quarter.

        A portion of the reduction in the cash interest expense for the quarter ended March 31, 2004 compared to the prior year's quarter relates to the impact of the strength of the Canadian dollar on the interest on the U.S. dollar denominated senior subordinated notes. In addition, cash interest also decreased as a result of the reduction in the senior revolving credit facility during the three-month period ended December 31, 2003. Net indebtedness (indebtedness less cash and cash equivalents) decreased from $538.4 million at March 31, 2003 to $369.8 million at March 31, 2004, a reduction of $168.6 million. The impact on indebtedness of the $0.16 change in the value of the Canadian dollar was $47.6 million.

        Equity Losses in Affiliates    Equity losses in affiliates decreased $0.2 million to a nominal amount for the quarter ended March 31, 2004 compared to income of $0.2 million for the quarter ended March 31, 2003. Equity losses in affiliates include the Company's share of losses from its investments in two digital specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investment in ExtendMedia Inc.

        Income Taxes    The income tax provision for the quarter ended March 31, 2004 decreased by $5.6 million to $3.1 million compared to the quarter ended March 31, 2003, due mainly to valuation allowances taken in the quarter ended March 31, 2003 on the losses incurred by the Company's digital specialty television channels.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss))    Operating earnings for the quarter ended March 31, 2004 was $4.2 million compared to an operating loss of $18.0 million for the quarter ended March 31, 2003. Net operating earnings for the quarter ended March 31, 2004 was $0.6 million, compared to a net operating loss of $19.2 million in the quarter ended March 31, 2003.

        On a per share diluted basis, net operating earnings was $0.01 for the quarter ended March 31, 2004 compared to net operating loss per share of $0.45 in the comparable period in the prior year.

        Adjusted Operating Earnings (Loss)    As previously defined on page 9, adjusted operating earnings for the quarter ended March 31, 2004 was $6.4 million compared to $18.0 million of adjusted operating loss in the prior year's quarter. Adjusted net operating earnings for the quarter ended March 31, 2004 was $2.0 million, compared to adjusted net operating loss of $19.2 million in the prior year's quarter.

        On a per share diluted basis, adjusted net operating earnings was $0.05 for the quarter ended March 31, 2004 compared to adjusted net operating loss per share of $0.45 in the comparable period in the prior year.

        Net Investment Gains (Loss)    Investment gains for the quarter ended March 31, 2004 includes $0.3 million relating to a mark to market adjustment on one of the Company's investments.

        Unusual Items    There were no unusual items for the quarter ended March 31, 2004, compared to $3.9 million for severance and professional fees related to the elimination of 33 full-time positions in Entertainment announced in March 2003.

        Net Earnings (Loss)    The net loss for the quarter ended March 31, 2004 was $2.0 million compared to $12.5 million for the quarter ended March 31, 2003. On a basic and diluted basis, net loss per share was $0.05 for the quarter ended March 31, 2004 compared to net loss per share of $0.29 for the quarter ended March 31, 2003.

Liquidity and Capital Resources

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of our senior revolving credit facility and the current portion of term loans, was a deficiency of $213.1 million at March 31, 2004 compared to a deficiency of $417.5 million at March 31, 2003, representing an improvement of $204.4 million.

        The Company's operating cash flow, defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment, for the quarter ended March 31, 2004 was an inflow of $0.7 million compared to an outflow of $29.5 million for the quarter ended March 31, 2003. The operating cash inflow of $0.7 million for the quarter ended March 31, 2004 represents a increase of $30.2 million over the quarter ended March 31, 2003 and reflects the Company's previously articulated strategy to significantly reduce its capital-intensive production activities. In the quarter ended March 31, 2004, the Company reduced prime time drama production to just 24.5 hours, 65.3% of which were part of the CSI franchise. This compares to 27.5 hours in the prior year's quarter, and 49 hours in the quarter ended two years prior.

        The Company anticipates that the continued ratings success of CSI will result in significant bonus payments for the Company, CBS Productions and other third party participants. The Company intends to use these payments to pay down debt.

        The Company's free cash flow, defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities, for the quarter ended March 31, 2004 was $9.3 million compared to $44.7 million for the quarter ended March 31, 2003. The $9.3 million free cash flow for the quarter ended March 31, 2004 represents a decrease of $35.4 million over the free cash flow for the comparative quarter ended March 31, 2003.

        Any deficiencies in the Company's free cash flow are typically funded by the Company's $325.0 million senior revolving credit facility or by debt or equity issuances. As at March 31, 2004, the Company had committed undrawn credit facilities of $257.1 million, including the outstanding letters of credit of $67.9 million.

        As previously mentioned, the Company's net debt, which comprises the senior revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, decreased over the prior year by $168.6 million, from $538.4 million at March 31, 2003 to $369.8 million at March 31, 2004, primarily as a result of monetizing 49% of the value of the Company's Motion Picture Distribution assets. Excluding the impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $7.6 million since December 31, 2003.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business. As planned, these funds have been used to significantly pay down the Company's debt in the current quarter. The Company continues to consolidate the operations of Distribution LP into the Company's results. Even though a $75.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distribution of Distribution LP's unit. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units.

        As previously explained, subsequent to the quarter end on May 12, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74.0 million (45.0 million euros). The purchase was funded through increased borrowing under Distribution LP's senior credit facility, a private placement of Units and cash on hand. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents.    The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary LP Units of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of approximately $30.6 million from the offering of Ordinary LP Units.

        Commitments    There have been no significant changes in the nature or value of commitments since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report for further details of the Company's commitments.

        Senior Revolving Credit Facility    As at March 31, 2004, the senior revolving credit facility provides up to $300.0 million in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The available credit for the facility was reduced from $525.0 million to $300.0 million during fiscal 2004. During fiscal 2004, the full balance was repaid.

        As at March 31, 2004, Distribution LP has a senior revolving credit facility, which provides up to $25.0 million in borrowings bearing interest at rates ranging from the Canadian prime rate and the U.S. base rate plus 1.0% to 2.0% and the Bankers' Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. As at March 31, 2004, Distribution LP had unused credit facilities aggregating $25.0 million.

        Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the notes at specified redemption prices plus accrued interest to the date of redemption.

        Term Loans    Term loans include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP. At as March 31, 2004 the $75.0 million non-revolving credit facility held by Distribution LP was fully drawn.

        Capital expenditures    As at March 31, 2004 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for Calendar 2004 will be funded primarily from cash flow from operations.

        The Company has had historical success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. We believe that the availability of our current committed, or a renewed, senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

        Since the first quarter of fiscal 2002, the Company reduced its net debt from a peak of $729.7 million to $369.8 million on March 31, 2004. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. During the current fiscal year, the Company expects to refinance its existing 13% senior subordinated notes. With a continued keen focus on generating free cash flow, the Company expects that debt reduction will continue to accelerate and interest expense will decline significantly in the future.

Related Party Transactions

        There have been no significant changes in the nature or value of related party transactions since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report for further details of related party transactions.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At June 1, 2004 the Company had 2,971,171 Class A Voting Shares and 40,038,672 Class B Non-Voting Shares outstanding compared to 2,971,971 Class A Voting Shares and 40,026,993 Class B Non-Voting Shares outstanding as at March 31, 2004.    The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting only in certain circumstances.

Off Balance Sheet Arrangements

        There have been no significant changes in the Company's off balance sheet arrangements since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 28.2% of our revenues for the quarter ended March 31, 2004 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated senior subordinated notes and expenditures on certain film and television programs. As at March 31, 2004, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at March 31, 2004, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

        Portfolio Risk    The Company owns various warrants and exchange rights to purchase shares in publicly traded companies. These amounts are recorded in the financial statements at their market value. The market value of these rights may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. During the quarter ended March 31, 2004 the Company recognized gains of $0.3 million in marking these rights to market.

Critical Accounting Policies and Estimates

        The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates. For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the Company's consolidated financial statements.

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2"). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis and reviews the anticipated variance between revenues and actual production costs, which may result in a change in the rate of amortization and/or a write down of the film or television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of the Company's film and television costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs. Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, the Company cannot be certain that a write down will not have a significant impact on the Company's results of operations, prospects or financial condition.

        As previously explained, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business. As a result, management's estimates of total revenue from all media and markets for certain titles held by Entertainment were revised, resulting in the recognition of a $158.9 million write-down to investment in film and television programs during the nine months ended December 31, 2003. This write-down is included in direct operating costs for the period. No further write-downs of Entertainment investment in film and television programs are anticipated in connection with this restructuring.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings. There were no non-cash impairment charges recorded by the Company for the quarter ended March 31, 2004 compared to $13.7 million for the quarter ended March 31, 2003.

        Goodwill and Broadcast Licences    On April 1, 2001, the Company adopted the recommendations of the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Impairment indicators include the existence of significant restructuring plans, the existence of significant adverse changes in the business climate and the existence of significant write-downs of assets. Fair value is based on discounted estimated future cash flows from operations. Based on the valuation testing performed at December 31, 2003, the Company determined that its goodwill and other intangible assets were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

        Provisions    Balance sheet provisions for accounts receivable, loans receivable, future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant.

        The provision for accounts receivable is based on specifically identified accounts where management believes that collection is doubtful. These accounts are identified based on customer knowledge and past experience. Historically, management's estimate of the required provision has been adequate.

        The provision for loans receivable is based on specifically identified loans where management believes that collection is doubtful.

        In recording future tax assets, the Company has established a valuation allowance against a portion of these based on a current assessment of the recoverability of these future tax assets. Management's assessment of the Company's ability to realize future income tax assets is performed on a legal entity basis and is based on existing tax laws and estimates of future taxable income. Where, in the opinion of management, the value of future income tax assets exceeds the estimate of amounts expected to be realized, a valuation allowance is recorded to reduce the future income tax asset. If the Company's assessment changes in the future, the valuation allowance will increase or decrease accordingly, resulting in corresponding decreases or increases in income, respectively, in that period. The valuation allowance is in no way indicative of the availability of income tax losses or other timing differences to offset future profits earned. Rather, the valuation allowance reduces the future income tax asset to management's estimate of the future tax asset that will be realized as a reduction of cash income taxes paid in the future. The Company is considering certain potential tax planning strategies, which, if implemented, should result in the realization of sufficient income to offset a substantial portion of the valuation allowance reported in the current period. Since the reversal of the $117.5 million valuation allowance recorded during the nine months ended December 31, 2003 (primarily taken the losses incurred in Entertainment) will eliminate income tax expense in a future profitable year, management expects that, as Entertainment loss carryforwards are used, the effective tax rate will be lower than the statutory rate.

        The provision for returns of product is based on historical return patterns. Product returns are generally linked to the theatrical success of individual titles. Management tracks sales performance on a regular basis to establish adequate returns provisions on a title-by-title basis.

        Provisions for legal issues are based on management's best estimate of the probable outcome and resolution of legal matter.

        The above estimates are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on our results of operations, prospects or financial condition.

        Income tax reassessments    The Company is subject to periodic reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In November 2003 and December 2002, a subsidiary of the Company received provincial and federal income tax reassessments respectively for approximately $19.8 million, including interest and penalties. The provincial and federal income tax reassessments relate to the same issues. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessments run counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

Accounting Changes and Recent Accounting Pronouncements

        On April 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no impact on the Company's results of operations or financial position.

        In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which was effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP (refer to note 15 of the Company's consolidated financial statements).

        On January 1, 2004, the Company adopted the recommendations of the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles", on a prospective basis. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as its primary source of authority, and accordingly adopted the following changes:

(1)
The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact in the three months ended March 31, 2004 is a reduction in revenue of $7.5 million, a reduction of direct operating expenses of $6.9 million and a reduction of direct profit of $0.6 million.

(2)
Amortization of interest previously capitalized of $0.6 million has been recorded as a direct operating expense rather than as interest expense.

        The Company applied these changes prospectively commencing January 1, 2004.

        In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section was applied retroactively effective January 1, 2004. The adoption of the Section will not have a significant impact on results of operations.

        In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other that ownership of voting interests. The Company has not yet determined the impact of the adoption of this standard on its financial results.

Financial Instruments

        There have been no significant changes in the Company's financial arrangements since December 31, 2003. Refer to the Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Industry Risk and Uncertainties

        There have been no significant changes in industry risks and uncertainties since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS